UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):    May 3, 2022

Armm Inc.

(Exact name of registrant as specified in its charter)

Nevada	36-4959521
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5 Cowboys Way, Suite 300

Frisco, Texas 75034

(Address of principal executive offices)

Registrant’s telephone number, including area code 972 464 1904

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events.

On May 3, 2022, the Board of Directors of Armm, Inc. (the “Company”) appointed Jacob Herman a as a director of the Company, increasing the number of members of the board of directors to 4. Mr. Herman is the Global Sales Director for Blackwater Worldwide, where he develops and leads sales initiatives that includes developing partnerships with direct sellers and major buy group customers. Prior to joining the Blackwater Worldwide management team, Mr. Herman founded his own consulting firm in the outdoor space where he built a deep knowledge of the shooting industry. Mr. Herman has worked with companies such as Polymer 80, Century Arms, Canik, Head Ddown Firearms, S&B Watches, and Tactical Kinetics to develop sales programs that develop program integrity and that provides customer trust for their clients. Mr. Herman sits on the Federal Affairs Committee and the Hunter Action Fund for Safari Club International. He is an avid l hunter, licensed ham radio operator, certified scuba diver, and is a life member of the NRA, SCI, and WSF. Mr. Herman graduated from Middle Tennessee State University with a degree in Agribusiness.

Litigation

During the past ten years, Mr. Herman has not been the subject of the following events:

1.           A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.           Convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.           The subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i)             Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator,  floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity:

ii)              Engaging in any type of business practice; or

iii)           Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.           The subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5.           Was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.           Was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.           Was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended, or vacated, relating to an alleged violation of:

i)             Any Federal or State securities or commodities law or regulation; or

ii)          Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

iii)           Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.           Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Material Plans, Contracts or Other Arrangements

Mr. Herman has agreed to receive 50,000 options to purchase common stock at an exercise price of $2.00 per share for his appointment. No additional consideration or compensation has been presented at this time.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Armm, Inc.

By:	/s/ Mark Lawson
Mark Lawson
Principal Executive Officer